

September 19, 2022

Philippe Krakowsky
Chief Executive Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

   Re: The Interpublic Group of Companies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Form 8-K Filed February 10, 2022
     Response dated September 9, 2022
     File No. 001-06686

Dear Mr. Krakowsky:

We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   We note your response to comment 1. Please identify "Credit Agreement EBITDA" as a non-GAAP measure or explain why you do not believe the measure represents a non-GAAP measure. Refer to Item 10(e) of Regulation S-K.

2.   We have reviewed your response to comment 2 but continue to believe that your presentation of operating expense ratios based on revenue before billable expenses is not appropriate. Please revise to eliminate the presentation of operating expenses as a percentage of revenues before billable expenses. Please note that we will not object to

your presentation of segment EBITA and segment EBITA margin as a percentage of revenue before billable expenses since this is your segment measure of profitability as long as no totals or subtotals for your combined segment operations are provided.

Form 8-K Filed February 10, 2022
Exhibit 99.1, page E-11

3.   We note your response to comment 3 but do not believe your response addressed the concern raised in our comment. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services